UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



05041285

SEC FILE NUMBER
8- ~~51564~~ 53476

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01-01-04___ AND ENDING ___12-31-04___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAH, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__1700 Pacific Avenue, Suite 1400__
(No. and Street)

__Dallas__   __Texas__   __75201__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__BDO Seidman, LLP__
(Name – if individual, state last, first, middle name)

__700 N. Pearl, Suite 2000__   __Dallas__   __TX__   __75201__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

RECEIVED
MAR 0 1 2005
SEC MAIL PROCESSING SECTION
WASH. D.C. 179

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Philip A. Pendergraft_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____SAH, Inc._____ , as of _____December 31_____ , 20 04 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____Vice President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAH, Inc.

Statement of Financial Condition
and Supplemental Information
Filed Pursuant to SEC Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a Public Document
For the Year Ended December 31, 2004



BDO Seidman, LLP
Accountants and Consultants

SAH, Inc.

Contents



BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Auditors' Report

Stockholder and Board of Directors
SAH, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of SAH, Inc. (the Company), a wholly owned subsidiary of SAI Holdings, Inc., as of December 31, 2004, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SAH, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
February 9, 2005

SAH, Inc.
Statement of Financial Condition
December 31, 2004

Assets:

Cash and cash equivalents	$	253,405
Other asset		97,283
Total assets	$	350,688

Liabilities:

Payable to parent	$	97,283

Stockholder's Equity:

Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	250,929
Retained earnings	1,476
Total stockholder's equity	253,405
Total liabilities and stockholder's equity	$ 350,688

See accompanying notes to financial statements.

3

SAH, Inc.
Statement of Income
Year Ended December 31, 2004

Revenues:

Interest	$	1,069
Net income	$	1,069

See accompanying notes to financial statements.

SAH, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2004

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total	
Balance at December 31, 2003	$	1,000	$	250,929	$	407	$	252,336
Net income		-		-		1,069		1,069
Balance at December 31, 2004	$	1,000	$	250,929	$	1,476	$	253,405

See accompanying notes to financial statements.

SAH, Inc.
Statement of Cash Flows
Year Ended December 31, 2004

Increase (decrease) in cash and cash equivalents

Cash flows from operating activities:		
Net income	$	1,069
Increase in cash and cash equivalents		1,069
Cash and cash equivalents at beginning of year		252,336
Cash and cash equivalents at end of year	$	253,405

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

SAH, Inc. (SAH or the Company) is a broker-dealer registered with the Securities and Exchange Commission and a member of the Chicago Stock Exchange. SAH was incorporated on July 26, 2001 and commenced operations on September 1, 2001. SAH currently has no operations. SAH is a wholly owned subsidiary of SAI Holdings, Inc. (SAI) which is in turn a wholly owned subsidiary of Penson Worldwide, Inc. (PWI).

Penson Financial Services, Inc. (PFSI) is a broker-dealer registered with the SEC, a member of the National Association of Securities Dealers, Inc. (NASD), and is licensed to do business in all fifty states of the United States of America. The Company has an agreement with PFSI to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business.

Income Tax - The Company is included in the consolidated federal and state returns filed by PWI. Due to the Company's insignificant operating income, no separate tax provision has been made by the Company.

Comprehensive Income – Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income includes foreign currency items and minimum pension liability adjustments among other things. The Company did not have components of other comprehensive income during the year. As a result, comprehensive income is the same as the reported net income for the year ended December 31, 2004.

NOTE 3 – TRANSACTIONS WITH RELATED PARTIES

The Company's cash balance is invested in a money market account that is held in the Company's account with PFSI.

PFSI pays all expenses related to the Company's operations including audit fees and membership fees of the Chicago Stock Exchange and are estimated to be less than $10,000.

The $97,283 payable to PFSI was the amount paid for the seat on the Chicago Stock Exchange. The fair value of the seat approximates cost.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $151,054 which was $51,054 in excess of its required net capital of $100,000. The Company handled no customer securities or accounts during the year ended December 31, 2004, and accordingly is not subject to the requirements under SEC rule 15c3-3. The Company's net capital ratio was 1 to 2.6.

SUPPLEMENTARY INFORMATION

SAH, Inc.
Schedule I —Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

Net Capital:

Total stockholder's equity .... $ 253,405

Deductions and/or charges:

Other assets .... (97,283)

Haircut .... (5,068)

Net capital .... $ 151,054

Computation of Basic Net Capital Requirement:

Minimum net dollar net capital required (6-2/3% of total aggregate indebtedness) .... $ 6,485

Minimum dollar net capital requirement of reporting broker-dealer .... $ 100,000

Net capital requirement (greater of above two minimum requirement amounts) .... $ 100,000

Net capital in excess of required minimum .... $ 51,054

Aggregate indebtedness .... $ 97,283

Ratio of aggregate indebtedness to net capital .... .38 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

9



BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Auditors' Report on Internal Control Required by Securities Exchange Commission Rule 17a-5

Stockholder and Board of Directors
SAH, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of SAH, Inc. (the Company) (a wholly owned subsidiary of SAI Holdings, Inc.) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Dallas, Texas
February 9, 2005